Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940

We, as members of Fund Operations, an operating unit within Deutsche Asset Management, are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls for compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 30, 2002, and from April 30, 2002 through August 30, 2002.

Based on this evaluation, we assert that the Funds listed below, each a series of the BT Trusts or the Deutsche Asset Management VIT Trust (DeAM VIT Trust), were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 30, 2002, and from April 30, 2002 through August 30, 2002, with respect to securities reflected in the investment account of the Funds.



Fund Operations, an operating unit within Deutsche Asset Management.

Daily Assets Fund - Institutional Class              Liquid Assets                               Quantitative Equity Portfolio
Small Cap Portfolio                                  Equity 500 Index                            Asset Management
Tax Free Money Fund Investment                       U.S. Bond Index Portfolio                   Asset Management II
Deutsche Global Equity Fund                          International Equity Index Porfolio         Asset Management III
Cash Management                                      Treasury Money                              EAFE Equity Index
Capital Appreciation                                 NY Tax Free Money Fund Investment
Treasury and Agency Fund -Institutional Class

                                                     BT PreservationPlus  - Unwrapped
EAFE Equity Index Fund (Insurance Trust Funds)       BT PreservationPlus Income Fund - Wrapped
Small Cap Index Fund (Insurance Trust Funds)         BT PreservationPlus - Wrapped
Equity 500 Index Fund(Insurance Trust Funds)



By:      /s/Charles A. Rizzo
         --------------------------------------------
         Charles A. Rizzo
         Treasurer of BT Trusts and DeAM VIT Trust

         February 13, 2003

                        Report of Independent Accountants


To the Board of Directors of:
Daily Assets Fund - Institutional
Class Small Cap Portfolio
Tax Free Money Fund Investment
Deutsche Global Equity Fund
Cash Management
Capital Appreciation
Treasury and Agency Fund - Institutional Class
Liquid Assets
Equity 500 Index
U.S. Bond Index Portfolio
International Equity Index Portfolio
Treasury Money
NY Tax Free Money Fund Investment
Quantitative Equity Portfolio
Asset Management
Asset Management II
Asset Management III
EAFE Equity Index
EAFE Equity Index Fund (Insurance Trust Funds)
Small Cap Index Fund (Insurance Trust Funds)
Equity 500 Index Fund (Insurance Trust Funds)
BT Preservation Plus - Unwrapped
BT Preservation Plus Income Fund - Wrapped
BT Preservation Plus - Wrapped


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Daily Assets Fund - Institutional Class, Small Cap Portfolio, Tax Free Money Fund Investment, Deutsche Global Equity Fund, Cash Management, Capital Appreciation, Treasury and Agency Fund - Institutional Class, Liquid Assets, Equity 500 Index, U.S. Bond Index Portfolio, International Equity Index Portfolio, Treasury Money, NY Tax Free Money Fund Investment, Quantitative Equity Portfolio, Asset Management, Asset Management II, Asset Management III, EAFE Equity Index, EAFE Equity Index Fund (Insurance Trust Funds), Small Cap Index Fund (Insurance Trust Funds), Equity 500 Index Fund (Insurance Trust Funds), BT Preservation Plus - Unwrapped, BT Preservation Plus Income Fund - Wrapped, and BT Preservation Plus - Wrapped (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 30, 2002, and with respect to agreement of security purchases and sales, for the period from May 1, 2002 through August 30, 2002:

- Count and inspection of all securities located in the vault of Deutsche Bank in New York City;

- Confirmation of all securities held by institutions in book entry form - The Federal Reserve Bank of New York, The Depository Trust Company, CREST, Servicio de Compensacion y Liquidacion (Spain), Necigef (Neitherlands), Clearstream Banking AG and CCASS (Hong Kong); Reconciliation of the depository's position to custodian's record of the aggregate position for all clients, including the Funds;

- Confirmation of all securities record-kept at banks with whom the Custodian and the Funds have contracted to provide sub-custodian services, including Banca Commerciale Italiana, Bancomer, S.A., Banco Espirito Santo S.A., Bank of Ireland Securities Services Limited, Bank Austria Creditanstalt AG, Citibank Budapest, Credit Suisse First Boston, Deutsche Bank Germany, Deutsche Bank Spain, Deutsche Bank Hong Kong, Deutsche Bank London, Deutsche Bank Amsterdam, Den Danske Bank Denmark, Den Norske Bank Norway, Euroclear Norway, Fortis Bank Belgium, Hong Kong & Shanghi Bank Ltd. Korea, Hong Kong & Shanghi Bank Ltd. India, Hong Kong & Shanghi Bank Ltd. Taiwan, Merita Nordbanken Group Finland, National Australia Bank Limited, National Nominees Limited, National Bank of Greece, Banque Paribas, Royal Bank of Canada, Sumitomo Bank Limited, Svenska Handelsbanken Sweden and United Overseas Bank Malaysia.

- Reconciliation of all such securities to the books and records of the Funds and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Deutsche Bank records.

- Agreement of a selection of security purchases and a selection of security sales from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 30, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/PricewaterhouseCoopers LLP
Baltimore, Maryland
February 13, 2003

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